1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING
A. Name of issuer or person filing (“Filer”): Remgro Limited
B. This is [check one]:
   an original filing for the Filer
   an amended filing for the Filer
C. Identify the filing in conjunction with which this Form is being filed:
Name of registrant:
Remgro Limited
Form type:
Form CB
File Number (if known):
N/A
Filed by:
Remgro Limited
Date Filed (if filed concurrently, so indicate):
July 27, 2009 (concurrently)
D. The Filer is incorporated or organized under the laws of the Republic of South Africa and has its principal place of business at Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch, 7600;
telephone number: +27 (0) 21 888 3311.
E. The Filer designates and appoints CT Corporation System (“Agent”) located at 111 Eighth Avenue, 13 th
Floor, New York NY, 10011; telephone number: (212) 894 8940 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)   any investigation or administrative proceeding conducted by the Commission; and
(b)   any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the
        United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on July 27, 2009 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.  The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-
X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.
The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which such Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stellenbosch, Country of the Republic of South Africa this 27th day of July, 2009.

Filer:        REMGRO LIMITED

By: /s/ WILHELM EMIL BÜUHRMANN
Name: Wilhelm Emil Bührmann
Title: Director

This statement has been signed by the following person in the capacity and on the date indicated.

CT CORPORATION
(As Agent for Service of Process for Remgro Limited)

By:                 /s/ MARKS. EPPLEY
Name: Mark S. Eppley
Title: Assistant Vice-President and Secretary
Date: July 27, 2009